September 20, 2012

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Borneo Resource Investments Ltd.
Form Amendment 2 to Form 10-12G
Filed: August 14, 2012
File No. 000-54707

Dear Mr. Reynolds:

This letter is in response to the comments contained in the Securities and Exchange Commission letter, dated September 7, 2012 (the "Comment Letter"), to Borneo Resource Investments Ltd. (the “Company”), concerning the Amendment 2 to Form 10-12G filed by the Company with the Securities and Exchange Commission (“SEC”) on August 14, 2012.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.  On behalf of the Company, the following are our responses to the Staff’s comments:

Mining Concessions, page 3

1.           We note your response to prior comment 2 in our letter dated July 27, 2012 and we reissue it in part. The noted agreements are material to the company and need to be filed as exhibits to the Form 10. Please file the Memorandum of Understanding dated October 7, 2011 between the company and PT Integra Prima Coal whereby the company acquired rights to exploration of 1,300 hectares in Kalimantan. File the Share Sale Purchase Pre-Contract Agreement between the company and PT Batubaraselaruas Sapta, dated March 15, 2012 for the company to acquire 75% of PT Batubaraselaruas Sapta which is the holder of 93,000 hectare concession in East Kalimantan. File the agreement between the company and PT Berkat Bumi Waigeo, the Agreement on Transfer of Shares, Coal Mining License and Its Management, dated March 23, 2012, to acquire an 80% interest in PT Berkat Bumi Waigeo which is the holder of a 9,600 hectare concession in the West Papua Province. File the agreement between the company and PT Berkat Banua Masanggu, the Agreement on Transfer of Shares, Coal Mining License and Its Management, dated March 23, 2012, to acquire a 90% interest in PT Berkat Banua Masanggu which is the holder of an 8,800 hectare concession in the South Kalimantan Province. We note that the parties to these agreements have agreed on some terms even though all the terms have not been finalized in a definitive agreement.

Item 601(b)(10) of Regulation S-K “Material contracts” provides that  registrants must provide “every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report.”  The agreements identified in the comment above would be material to the Company if they were binding agreements that required performance, payments or binding obligations.  The terms of the agreements allow the Company to perform or choose not to perform and do not require any future payments.

The requirements of Item 601(b)(10) of Regulation S-K are similar to the requirements of Item 1.01 of Form 8-K which requires a registrant to file “definitive” agreements.  As a result of the requirement, only agreements that provide for obligations that are enforceable against a company are required to be disclosed pursuant to Item 1.01.  The agreements identified in the comment are not enforceable against the Company.  To make this clear, the Company has revised its disclosure as follows:

Borneo has entered into agreements, primarily letters of intent and agreements of understanding, with concession holders in the Indonesian region. Borneo will, with any available cash, perform geological tests to determine the feasibility of mining each concession. It is the Company’s intention, however, to identify and negotiate with strategic partners to coordinate and pay for feasibility studies, construction of coal mining infrastructure and mining operations for concessions acquired.  If mining is feasible, Borneo may enter into a partnership to mine the concession or sell the concession to a mining company. Each of the agreements call for or may require further negotiations among the parties.

Prior to the merger between Borneo and Interich, Interich acquired in exchange for Interich stock an 80% interest in PT Chaya Meratus Primecoal, an Indonesian limited liability company, which is the holder of the exclusive exploration and development rights concession for up to 6,000 hectares in the Tanjung Area Basin of South East Kalimantan. Borneo will, with any available cash, perform geological tests or identify a strategic partner to determine the feasibility of mining each concession.

Borneo also acquired exclusive rights to an exploration IUP covering approximately 1,300 hectares in Kalimantan through a Memorandum of Understanding, dated October 7, 2011, with the concession holder PT Integra Prima Coal (the “Integra MOU”). Pursuant to the Integra MOU, upon the execution of a definitive agreement, Borneo shall take over the exploration, exploitation and drilling on the IUP. Borneo does not have any commitments under the Integra MOU until it decides to initiate exploration and mining activities. At that time, the parties will negotiate a price for the IUP.

Borneo signed a Share Sale Purchase Pre-Contract Agreement, dated March 15, 2012 (the “Pre Contract Agreement”) to acquire 75% of PT Batubaraselaruas Sapta (“BSS”), which is the holder of a 93,000 hectare concession in the province of East Kalimantan, Indonesia, with a prospective area of 68,360 hectares. The Pre-Contract Agreement provides that it is a non-exclusive memorandum of understanding prior to payment of a $2,250,000 fee and due diligence,  After such payment and due diligence, the parties shall negotiate and execute a Share Sale Purchase Agreement. Under the terms of the Pre-Contract Agreement, if Borneo decides to move forward with the transaction, Borneo will bear all of the costs for the due diligence and development of the BSS concession and, subject to its due diligence and the execution of a Share Sale Purchase Agreement, make a series payments totally US$225,000,000 to acquire 75% of BSS. The initial payment of US$2,250,000, which Borneo has not yet made, will provide Borneo a 1% interest in BSS and guarantee exclusivity for Borneo

Borneo signed an Agreement on Transfer of Shares, Coal Mining License and Its Management, dated March 23, 2012 (the “Berkat Bumi Agreement”) to acquire 80% of PT Berkat Bumi Waigeo (“Berkat Bumi”), which is the holder of a 9,600 hectare concession in the West Papua Province (island of New Guinea), Indonesia. The Berkat Bumi Agreement provides that it is only a memorandum of understanding prior to due diligence and the negotiation and execution of a final agreement. Under the terms of the Pre-Contract Agreement, Borneo will bear all of the costs for the due diligence and, subject to its due diligence and the execution of a Share Sale Purchase Agreement, make a series payments totally US$9,000,000 to acquire 80% of Berkat Bumi. Borneo shall perform due diligence procedures on this property with any available funds.  The Berkat Bumi Agreement may expire on October 23, 2012 if Borneo does not undertake any feasibility studies.

Borneo signed an Agreement on Transfer of Shares, Coal Mining License and Its Management, dated March 23, 2012 (the “Masanggu Agreement”), to acquire 90% of PT Berkat Banua Masanggu (“Masanggu”), which is the holder of an 8,800 hectare concession in the South Kalimantan Province, Indonesia. The Masanggu Agreement provides that it is only a memorandum of understanding prior to due diligence and the negotiation and execution of a final agreement. Under the terms of the Pre-Contract Agreement, Borneo will bear all of the costs for the due diligence and, subject to its due diligence and the execution of a Share Sale Purchase Agreement, make a series payments totally US$6,000,000 to acquire 90% of Masanggu. Borneo shall perform due diligence procedures on this property with any available funds.  The Masanggu Agreement may expire on October 23, 2012 if Borneo does not undertake any feasibility studies.

2.           We also note in your statement in response to comment 2 that “the company does not consider such agreements are not definitive agreements …” and your Form 10 disclosure indicates that the company may not enter into any definitive agreement concerning the property. We also note that the company’s website at http://www.borneore.com/portfolio/ indicates that “Management is currently in discussions with an India-based energy trading group on the possibility of a sale of part or all of the Integra concession at a value of around US$3 per ton of reserves. Sales of 100% of the concession on this basis would immediately yield net proceeds of approximately US$20 Million to the Company.” Please revise the noted statements or advise us as appropriate.

The website information described above was placed on the website by a consultant that is no longer engaged by the Company.  Along with other changes, the website has been revised to remove this disclosure.

3.           We note that the company’s website at http://www.borneore.com/portfolio/ indicates the approximate amount of reserves at Meratus Primecoal, the estimated amount of recoverable reserves at Integra Prima Coal along with the reserve values for the concession, and that your pipeline includes a concession of 100,000 hectares with proven reserves of 70 million tons. We also note that there are no reserves indicated in your Form 10 filing. Please explain the differences in the noted reserves or revise as appropriate.

The website information described above was placed on the website by a consultant that is no longer engaged by the Company.  Along with other changes, the website has been revised to remove this disclosure.

4.           If you are seeking confidential treatment for the information in Exhibit 10.7 denoted by an asterisk, you must file a confidential treatment request pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and Staff Legal Bulletin No. 1A (July 11, 2001) (available at http://www.sec.gov/interps/legal/slbcf1r.htm

A confidential treatment request was sent to the SEC.

Liquidity and Capital Resources, page 13

5.           We note your revised disclosures in response to prior comment 3. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Considering the several agreements you have entered into as disclosed on page 14, please revise to disclose the cash requirements and the amount of liquidity needed in the next 12 months to execute your business plan.

Even though the Company has entered into letters of intent for the purchase of properties, it is not the Company’s intention to conduct feasibility studies or develop any properties it identifies.  To make this clearer, the Company disclosed under “Business Development-Our Business”:

The Company’s mission is to assemble a platform of prime quality energy assets in Borneo, Indonesia, one of the world largest areas of high grade thermal coal reserves, through acquisition of coal mining concessions and licenses. The Company, when presented with the opportunity to do so, will seek to acquire concessions, or enter into letters of intent to purchase concessions, in Borneo, Indonesia and other regions of Indonesia. After entering into agreements to acquire concessions, the Company will market the properties to mining companies and other interested parties.  It is the Company’s intention to identify and negotiate with strategic partners to coordinate and pay for feasibility studies, construction of coal mining infrastructure and mining operations for concessions acquired. By working with select strategic partners and using limited recourse project financing, we anticipate we will be able to compete with larger companies with greater resources. Further, the Company is creating a trading platform for thermal coal concessions and individual coal deposits through arbitrage between Indonesia supply chains and major energy importing nations including India and China.

To disclose its cash needs over the next 12 months to execute its business plan, the Company added in the Liquidity and Capital Resources section:

To continue its operations over the next year, the Company needs $600,000 for salaries for their officers and to meet other administrative expenses.  To meet these objectives, the Company continues to seek other sources of financing in order to support existing operations and expand the range and scope of its business.  It will only be able to pursue mining operations if they are able to obtain a business partner to conduct mining operations. However, there are no assurances that any such financing can be obtained on acceptable terms and timely manner, if at all. The failure to obtain the necessary working capital would have a material adverse effect on the business prospects and, depending upon the shortfall, the Company may have to curtail or cease its operations.

Employment Contracts and Termination of Employment of Change of Control, page 22

6.           We note that the company has an oral agreement with Carlo Muaja and that there is an oral agreement that the consulting arrangement with Mr. Muaja will be on the same terms as the consulting agreements with Mr. Ollquist and Mr. Chaykin. Please provide a written description of the oral agreement with Mr. Muaja. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The Company provided a written description of the oral agreement with Mr. Muaja

Certain Relationships and Related Transactions and Director Independence, page 22

7.           We note your response to prior comment 11 and we reissue it in part. Please indicate the nature and amount of anything of value received or to be received by each promoter, and the nature and amount of any assets, services or other consideration received or to be received by the registrant, as required by Item 404(c)(1)(i).

The Company amended Item 7 in response to the above inquiry.

Audited Financial Statements
Note 2- Merger and Recapitalization, page F-8

8.           We note you have included the audited financial statements for the year ended December 31, 2010. Accordingly, please remove the disclosure here “comparative financial statements for the year ended December 31, 2010 are not presented.”

The Company removed   the disclosure “comparative financial statements for the year ended December 31, 2010 are not presented.”

Interim Financial Statements for the three months ended March 31, 2012

9.           We note you have included the comparative statement of operations for the three months ended March 31, 2011. Accordingly, please remove the disclosure here “comparative financial statements for the three months ended March 31, 2011 are not presented.”

The Company included financial statements for the six months ended June 30, 2012 and removed   the disclosure “comparative financial statements are not presented.”

Thank you for your attention to this matter. We look forward to hearing from you. Please direct questions or questions for clarification of matters addressed in this letter to the undersigned of Sichenzia Ross Friedman Ference LLP at (212) 981-6767.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara

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